UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)
Liberator Medical Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

53012L108
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 53012L108
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Partners, L.P. 13-3521699
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,985,036 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,985,036 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,985,036 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (See Item 5)
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 53012L108
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millenco LLC 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 515,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 515,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 515,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (See Item 5)
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. 53012L108
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management LLC 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,500,036 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,500,036 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,036 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (See Item 5)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 53012L108
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,500,036 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,500,036 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,036 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (See Item 5)
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Introduction

   This Amendment No. 1 to Schedule 13D ("Amendment No. 1 to Schedule 13D") amends and restates the Schedule 13D filed on June 2, 2008 ("Schedule 13D") by Millennium Partners, L.P., Millennium Management LLC and Israel A. Englander, relating to their beneficial ownership of the common stock, par value $0.001 per share (the "Common Stock"), Liberator Medical Holdings, Inc., a Nevada corporation (the "Issuer").

   This Amendment No. 1 to Schedule 13D (i) reflects the purchase of the October 2008 Senior Convertible Note and October 2008 Warrants (as defined in Item 3, below) by Millennium Partners, L.P. (ii) adds Millenco LLC as a Reporting Person (as defined in Item 2, below) and (iii) amends and restates Item 2, Item 3, Item 5, Item 6 and Item 7. Except for the above-referenced amendments, this Amendment No. 1 to Schedule 13D does not modify any of the information previously reported on the Schedule 13D.

Item 1.      Security and Issuer.

   The name of the Issuer is Liberator Medical Holdings, Inc. The address of the Issuer’s principal executive offices is 2979 SE Gran Park Way, Stuart, Florida 34997. This Amendment No. 1 to Schedule 13D relates to the Issuer’s Common Stock.

Item 2.      Identity and Background.

   (a)-(c), (f).  This statement is being filed by Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") and Millenco LLC, a Delaware limited liability company ("Millenco"). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of Millennium Partners and the manager of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners and by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners or by Millenco. Millennium Partners, Millenco, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons ("Reporting Persons") in this Amendment No. 1 to Schedule 13D.

   The business address for Millennium Partners, Millenco, Millennium Management and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   Pursuant to the Securities Purchase Agreement, dated as of October 17, 2008, by and among the Issuer, Liberator Medical Supply, Inc. and Liberator Health and Education Services, Inc., as guarantors, and Millennium Partners, as buyer, ("October 2008 Securities Purchase Agreement"), Millennium Partners acquired i) a 3% senior unsecured convertible note in the original principal amount of $2,500,000, convertible into 3,333,333 shares of the Issuer’s Common Stock at an initial conversion price of $0.75 per share, subject to adjustment, that matures on October 17, 2010 ("October 2008 Senior Convertible Note") and ii) warrants to purchase 1,166,667 shares of the Issuer’s Common Stock at an exercise price of $1.25 per share with a term of three years ("October 2008 Warrants"). Millennium Partners paid $2,500,000 in total consideration for the October 2008 Senior Convertible Note and October 2008 Warrants. Pursuant to the Securities Purchase Agreement, dated as of May 22, 2008, by and among the Issuer, Liberator Medical Supply, Inc., as guarantor, and the buyers (including Millennium Partners) ("May 2008 Securities Purchase Agreement"), Millennium Partners acquired i) a 3% senior unsecured convertible note in the original principal amount of $3,500,000, convertible into 4,375,000 shares of the Issuer’s Common Stock at an initial conversion price of $0.80 per share, subject to adjustment, that matures on May 22, 2010 ("May 2008 Senior Convertible Note") and ii) warrants to purchase 4,375,000 shares of the Issuer’s Common Stock at an exercise price of $1.00 per share with a term of five years ("May 2008 Warrants"). Millennium Partners paid $3,500,000 in total consideration for the May 2008 Senior Convertible Note and May 2008 Warrants. The amount of funds used to purchase the 515,000 shares of the Issuer’s Common Stock held by Millenco was approximately $386,794, calculated on an average cost basis (excluding brokerage commissions) by account. Millennium Partners and Millenco effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to Millennium Partners and Millenco as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  Pursuant to the October 2008 Securities Purchase Agreement, Millennium Partners acquired the October 2008 Senior Convertible Note and October 2008 Warrants. The October 2008 Senior Convertible Note, in the original principal amount of $2,500,000, bears an interst rate of 3% per annum and is convertible into 3,333,333 shares of the Issuer’s Common Stock at an initial conversion price of $0.75 per share, subject to adjustment, and matures on October 17, 2010. The October 2008 Warrants, which have a term of three years, are exercisable into 1,166,667 shares of the Issuer’s Common Stock at $1.25 per share. However, the number of shares of Common Stock into which the October 2008 Senior Convertible Note and October 2008 Warrants convert into is limited pursuant to the terms of the October 2008 Senior Convertible Note and October 2008 Warrants to that number of shares of the Issuer’s Common Stock which would result in Millennium Partners and its affiliates having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding Common Stock ("Ownership Limitation").

   Pursuant to the May 2008 Securities Purchase Agreement, Millennium Partners acquired the May 2008 Senior Convertible Note and May 2008 Warrants. The May 2008 Senior Convertible Note, in the original principal amount of $3,500,000, bears an interest rate of 3% per annum and is convertible into 4,375,000 shares of the Issuer’s Common Stock at an initial conversion price of $0.80 per share, subject to adjustment, and matures on May 22, 2010. The May 2008 Warrants, which have a term of five years, are exercisable into 4,375,000 shares of the Issuer’s Common Stock at $1.00 per share. However, the number of shares of Common Stock into which the May 2008 Senior Convertible Note and May 2008 Warrants convert into is also limited pursuant to the terms of the May 2008 Senior Convertible Note and May 2008 Warrants to that number of shares of the Issuer’s Common Stock which would result in Millennium Partners and its affiliates having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding Common Stock.

   In accordance with the Ownership Limitation, as of the date of this filing, Millennium Partners may be deemed to beneficially own approximately 2,985,036 shares of the Issuer’s Common Stock (calculated pursuant to Rule 13d-3), which represents approximately 8.5% of the outstanding shares of the Issuer’s Common Stock. As of the date of this filing, Millenco LLC is the beneficial owner of 515,000 shares or 1.5% of the Issuer’s Common Stock. Millennium Management and Mr. Englander may be deemed to beneficially own approximately 3,500,036 shares of the Issuer’s Common Stock (calculated pursuant to Rule 13d-3), which represents approximately 9.99% of the outstanding shares of the Issuer’s Common Stock. The calculation of the foregoing percentages is on the basis of 32,050,366 shares of the Issuer’s Common Stock outstanding as of August 8, 2008, as per the Issuer’s Form 10-QSB, dated August 14, 2008

   Millennium Management, as the general partner of Millennium Partners and the manager of Millenco, may also be deemed to beneficially own the above-described shares of the Issuer’s Common Stock beneficially owned by Millennium Partners and Millenco, respectively.

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the above-described shares of the Issuer’s Common Stock beneficially owned by Millennium Partners and Millenco, respectively.

   The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares of the Issuer’s Common Stock held by Millennium Partners and Millenco.

   (b)  Pursuant to the Ownership Limitation, Millennium Partners may be deemed to beneficially own approximately 2,985,036 shares of the Issuer’s Common Stock described in (a) above. Millenco LLC may be deemed to beneficially own 515,000 shares of the Issuer’s Common Stock described in (a) above. Mr. Englander and Millennium Management may be deemed to hold shared power to vote and to dispose of the 3,500,036 shares of the Issuer’s Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander or Millennium Management as to beneficial ownership of the shares of the Issuer’s Common Stock held by Millennium Partners and Millenco.

   (c)  Transactions in the Issuer’s Common Stock during the past 60 days: Pursuant to the October 2008 Securities Purchase Agreement, Millennium Partners acquired the October 2008 Senior Convertible Note and October 2008 Warrants for total consideration of $2,500,000. Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock during the past 60 days effected by the Reporting Persons in the open market. All such transactions in the Issuer’s Common Stock were effected by Millenco in the open market.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of the Issuer’s Common Stock reported in this Amendment No. 1 to Schedule 13D.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with Millennium Partners’ and Millenco’s prime brokers, such prime brokers are permitted to lend securities in Millennium Partners’ and Millenco’s accounts (as the case may be) to the extent permitted by debit balances in such accounts. Millennium Partners and Millenco generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millennium Partners and Millenco (or their prime brokers), may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand. However, it should be noted that shares lent by Millennium Partners, Millenco or their prime brokers may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Millennium Partners or Millenco (as the case may be).

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of October 22, 2008, by and among Millennium Partners, L.P., Millennium Management LLC and Israel A. Englander.

   Exhibit II:  Securities Purchase Agreement, dated as of May 22, 2008, by and among the Issuer, Liberator Medical Supply, Inc. and Millennium Partners, L.P., incorporated herein by reference to Exhibit 4.1 to the Issuer’s Form 8-K, dated May 27, 2008.

   Exhibit III:  Form of Senior Convertible Note, incorporated herein by reference to Exhibit 4.2 to the Issuer’s Form 8-K, dated May 27, 2008.

   Exhibit IV:  Form of Warrant, incorporated herein by reference to Exhibit 4.3 to the Issuer’s Form 8-K, dated May 27, 2008.

   Exhibit V:  Form of Registration Rights Agreement, incorporated herein by reference to Exhibit 4.4 to the Issuer’s Form 8-K, dated May 27, 2008.

   Exhibit VI:  Form of Guaranty, incorporated herein by reference to Exhibit 4.5 to the Issuer’s Form 8-K, dated May 27, 2008.

   Exhibit VII:  Securities Purchase Agreement, dated as of October 17, 2008, by and among Liberator Medical Holdings, Inc., as issuer, Liberator Medical Supply, Inc. and Liberator Health and Education Services, Inc., as guarantors, and Millennium Partners, L.P., as buyer, incorporated herein by reference to Exhibit 4.6 to the Issuer’s Form 8-K, dated October 21, 2008.

   Exhibit VIII:  Amended and Restated Senior Convertible Note dated October 17, 2008, issued to Millennium Partners, L.P., incorporated herein by reference to Exhibit 4.7 to the Issuer’s Form 8-K, dated October 21, 2008.

   Exhibit IX:  Senior Convertible Note dated October 17, 2008, issued to Millennium Partners, L.P., incorporated herein by reference to Exhibit 4.8 to the Issuer’s Form 8-K, dated October 21, 2008.

   Exhibit X:  Warrant to Purchase Common Stock dated October 17, 2008, issued to Millennium Partners, L.P., incorporated herein by reference to Exhibit 4.10 to the Issuer’s Form 8-K, dated October 21, 2008.

   Exhibit XI:  Guaranty dated October 17, 2008, by Liberator Health and Education Services, Inc., incorporated herein by reference to Exhibit 4.11 to the Issuer’s Form 8-K, dated October 21, 2008.

   Exhibit XII:  Guaranty dated October 17, 2008, by Liberator Health and Education Services, Inc., incorporated herein by reference to Exhibit 4.12 to the Issuer’s Form 8-K, dated October 21, 2008.

   Exhibit XIII:  Guaranty dated October 17, 2008, by Liberator Medical Supply, Inc., incorporated herein by reference to Exhibit 4.13 to the Issuer’s Form 8-K, dated October 21, 2008.

   Exhibit XIV:  Letter dated October 17, 2008, (re: Registration Rights Agreement dated May 22, 2008), incorporated herein by reference to Exhibit 4.14 to the Issuer’s Form 8-K, dated October 21, 2008.

   Exhibit XV:  Letter dated October 17, 2008, (re: Millennium Partners, L.P., Waivers, Amendment and Restatement), incorporated herein by reference to Exhibit 4.16 to the Issuer’s Form 8-K, dated October 21, 2008.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2008

MILLENNIUM PARTNERS, L.P. By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership of the Common Stock, par value $0.001 per share, of Liberator Medical Holdings, Inc., a Delaware corporation, is being filed and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 22, 2008

MILLENNIUM PARTNERS, L.P. By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
9/3/2008	(10,000)	0.9
9/5/2008	175,000	0.8338

Note:  All of the above transactions in the Issuer’s Common Stock were effected by Millenco in the open market. In addition to the above transactions, on October 17, 2008, Millennium Partners acquired the October 2008 Senior Convertible Note and October 2008 Warrants.